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                           November 9, 2022

       Chao Xu
       General Counsel
       Xiao-I Corporation
       7th floor, Building 398, No. 1555 West
       Jinshajiang Rd
       Shanghai, China 201803

                                                        Re: Xiao-I Corporation
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted October
26, 2022
                                                            CIK No. 0001935172

       Dear Chao Xu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 19, 2022 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       About this Prospectus
       Conventions that apply to this Prospectus, page 1

   1. We note the revisions you made in response to prior comment 5; however, you continue to disclose that "in the
context of describing our business, operations and consolidated financial information,
  we,       us,    or the    Company    are to Shanghai Xiao-i." As
                                                        previously requested,
please exclude the variable interest entity, Shanghai Xiao-i, from this definition and
make appropriate revisions throughout your filing. Similarly, please revise your definition
of the "Group" on page 6 to remove the VIE and the VIE's
 Chao Xu
Xiao-I Corporation
November 9, 2022
Page 2
         subsidiaries from this definition.
Capitalization, page 82

2. We note in your response to prior comment 15 that the VIE has decided to pay cash to the lenders upon completion of this offering. Please revise footnote (1) to reflect this decision, quantifying the total cash payment as of the most recent balance sheet date and disclosing the expected source of funds to cash settle these obligations. Additionally, if the intent is to use proceeds from this offering, ensure that such disclosure is accompanied by the risk that such a transfer may be delayed or restricted. This comment also applies to your Use of Proceeds, Dilution, and Liquidity and Capital Resources in MD&A
         disclosures, as applicable.
Principal Shareholders, page 144

3. We note your response to prior comment 11; however, we were unable to locate disclosures responsive to Items 7.A.1.c and 7.A.2. Please revise or advise. With respect to Item 7.A.3, while we note you made revisions to the corporate legal structure diagram, please revise to add a narrative discussion responsive to this item in your Principal
         Shareholders section.
Related Party Transactions, page 146

4. We note that the "Principal Shareholders" chart indicates that Hui Yuan beneficially owns
         14.73% of Ordinary Shares prior to the offering. Please revise the "Related parties" chart on page 146 and page F-33 to reflect Hui Yuan's updated ownership percentage, or revise as appropriate.
Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-9

5. We note your revised disclosure on page F-10 in response to prior comment 12. We further note the revised disclosure on page F-15 that the "WFOE, through contractual arrangements, . . . absorbs all risk of losses of the entity, receives benefits of the entity that could be significant to the entity, excluding non-controlling interests. .. ." The disclosure on page F-15 appears to imply that the exclusion of non-controlling interests applies to the
       WFOE's ability to receive benefits of the VIE, but not to absorbing the risk of losses.
FirstName LastNameChao Xu
       Please revise your disclosure throughout the registration statement to
Comapany    NameXiao-I
       consistently       Corporation
                    disclose the exclusion of non-controlling interests from absorbing the risk of losses and receiving
November 9, 2022 Page 2      the benefits of the VIE and its subsidiaries.
FirstName LastName
 Chao Xu
FirstName LastNameChao Xu
Xiao-I Corporation
Comapany 9,
November  NameXiao-I
             2022      Corporation
November
Page 3    9, 2022 Page 3
FirstName LastName
Note 2. Summary of Significant Accounting Policies
(p) Revenue recognition , page F-18

6. Please revise your disclosure regarding contract balances to quantify the amount of amortization expense related to contract costs for each period presented. Additionally, disclose any adjustments to the amount of amortization expense as part of the restatement. Refer to ASC 340-40-50-3(b).
Note 9. Convertible Loans, page F-28

7. In your response to prior comment 15 you state that the VIE has decided to pay cash to the lenders upon completion of this offering; however, you also indicate that you will disclose the reclassification of convertible loans into ordinary loans under the subsequent events footnote in the June 30, 2022 financial statements. Please explain why you would reclassify such convertible loans into ordinary shares as of June 30, 2022 considering the obligations remain outstanding and the VIE intends to cash settle the obligations. Also revise to quantify the total cash to be paid to settle all outstanding convertible loans. In this regard, Section II of the Investment Agreement appears to adjust the cash payment calculation depending on the market value of the Proposed Listing Company. Finally, considering the VIE cash balance as of December 31, 2021 please disclose the expected source of funds that the VIE will use to pay cash to the lenders. In this regard, in your response you state that the VIE will settle liabilities on its own without involving the company.
Note 18. Restatement, page F-37

8. Please revise your restatement disclosures for the Statement of Operations to include the impact on operating income/(loss) before taxes and income tax expense/(benefit). In this regard, ASC 250-10-50-7(a) requires the disclosure of the effect of the correction on each financial statement line item. Also, please provide us with a summary of how the restatement was reflected and a qualitative discussion of the adjustments. In this regard, explain to us why the restatement resulted in a reduction in the balance of capitalized contract costs and deferred revenues at December 31, 2020 and 2021. Also, describe for us the nature of the added cost of revenues and explain why these costs were not previously reflected in your Statements of Operations. Finally, explain to us why there was a lower amount of additional cost of revenues in the year ended December 31,
         2021 compared to 2020 despite the relatively larger amount of added revenues in 2021.
Note 19. Subsequent events, page F-41

9. We note your revised disclosure and response to prior comment 15. Please revise to disclose the extensions of the Xu***, Shi***, and Chen *** loans and the decision by the
         VIE to pay cash to the lenders within ten working days after completion of the listing date to settle the outstanding convertible loans, quantifying the total cash payment. Refer to
         ASC 855-10-50-4(b).
 Chao Xu
Xiao-I Corporation
November 9, 2022
Page 4

        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.



                                                            Sincerely,
FirstName LastNameChao Xu
                                                            Division of
Corporation Finance
Comapany NameXiao-I Corporation
                                                            Office of
Technology
November 9, 2022 Page 4
cc:       Fred Summer
FirstName LastName